Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* NBC-Rainbow Holding, Inc. (Last) (First) (Middle) 30 Rockefeller Plaza (Street) New York, New York 10112 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 29, 2001	4. Issuer Name and Ticker or Trading Symbol Cablevision Systems Corporation (NYSE - RMG)
		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give Other (specify title below) below) __________________	6. If Amendment, Date of Original (Month/Day/Year)
	3. IRS or Social Security Number of Reporting Person (Voluntary)		7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr.5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 5(b)(v).	(Over) SEC 1473 (3-99)

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Exchange Right(1)	Once during last month of each quarter	12/31/09	Rainbow Tracking Stock	44,670,681	Each sh. of Holdings Stock exchanges for 16,868 shares of Rainbow Tracking Stock	D(1)

Explanation of Responses:

(1) Pursuant to a Stockholders' Agreement, previously filed with the SEC, dated Oct. 6, 2000 and effective as of March 29, 2001, by and among NBC-Rainbow Holding, Inc., NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), Cablevision Systems Corporation, CSC Holdings, Inc. and National Broadcasting Company, Inc., NBC-Rainbow was granted the right (the "Exchange Right") to exchange shares of Class A Common Stock of Rainbow Media Holdings, Inc. ("Holdings Stock") owned by it for shares of Cablevision - Rainbow Media Group Class A Common Stock, $.01 par value ("Rainbow Tracking Stock").

**	Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	By: /s/ Elizabeth A. Newell Name: Elizabeth A. Newell Title: Assistant Secretary **Signature of Reporting Person	October 16, 2001 Date
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Joint Filer Information

Name: National Broadcasting Company, Inc.

 Address:   30 Rockefeller Plaza
                  New York, New York 10112

 Designated Filer:  NBC-Rainbow Holding, Inc.

 Issuer and Ticker Symbol:  Cablevision Systems Corporation (NYSE - RMG)

 Date of Event Requiring Statement:  March 29, 2001

National Broadcasting Company, Inc., a subsidiary of National Broadcasting Company Holding, Inc., through its direct wholly-owned subsidiary NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), has an Indirect (I) beneficial ownership interest in the Exchange Right directly owned by NBC-Rainbow and exercisable for 44,670,681 shares of the Rainbow Media Group Class A Common Stock of Cablevision Systems Corporation.

Date:  October 16, 2001

Signature:   National Broadcasting Company, Inc.

                  By: /s/ Elizabeth A. Newell
                  Name:  Elizabeth A. Newell
                  Title: Assistant Secretary

Joint Filer Information

Name: National Broadcasting Company Holding Inc.

Address:  30 Rockefeller Plaza
                New York, New York 10112

 Designated Filer:  NBC-Rainbow Holding, Inc.

 Issuer and Ticker Symbol:  Cablevision Systems Corporation (NYSE - RMG)

 Date of Event Requiring Statement:  March 29, 2001

 National Broadcasting Company Holding Inc., a subsidiary of General Electric Company, through its indirect wholly-owned subsidiary NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), has an Indirect (I) beneficial ownership interest in the Exchange Right directly owned by NBC-Rainbow and exercisable for 44,670,681 shares of the Rainbow Media Group Class A Common Stock of Cablevision Systems Corporation.

Date:  October 16, 2001

Signature:  National Broadcasting Company Holding Inc.

                   By: /s/ Elizabeth A. Newell
                   Name:  Elizabeth A. Newell
                   Title: Assistant Secretary

Joint Filer Information

Name:  General Electric Company

Address: 3135 Easton Turnpike
               Fairfield, Connecticut 06431

Designated Filer:  NBC-Rainbow Holding, Inc.

Issuer and Ticker Symbol:  Cablevision Systems Corporation (NYSE - RMG)

Date of Event Requiring Statement:  March 29, 2001

General Electric Company, through its indirect wholly-owned subsidiary NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), has an Indirect (I) beneficial ownership interest in the Exchange Right directly owned by NBC-Rainbow and exercisable for 44,670,681 shares of the Rainbow Media Group Class A Common Stock of Cablevision Systems Corporation.

Date:  October 16, 2001

Signature:  General Electric Company

                   By: /s/ Robert E. Healing
                   Name:  Robert E. Healing
                   Title: Corporate Counsel